Exhibit 99.1

PAN AMERICAN SILVER ANNOUNCES RELEASE DATE FOR
2010 UNAUDITED SECOND QUARTER RESULTS

Vancouver, British Columbia – July 27, 2010 -- Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) today announced that its unaudited 2010 second quarter results will be released on Wednesday, August 11, 2010 after market closes.  A conference call and live audio webcast to discuss the results will be held on Thursday, August 12th at 11:00 am Pacific Time (2:00 pm Eastern Time).

Q2 2010 Results Conference Call and Webcast Information

Date:	Thursday, August 12, 2010
Time:	11:00 am Pacific Time; 2:00pm Eastern Time

Conference Call Dial-In Numbers:
Toll Free access number (Canada & USA):	1-800-319-4610
North America and International access number:	1-604-638-5340

Audio Webcast
A live audio webcast can be accessed at:
https://services.choruscall.com/links/pan100812.html

Conference Call Replay Numbers
North America and International access number:	1-604-638-9010
Code (followed by the # sign):	6218

Playback available for seven days following the call

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company currently has eight silver mining operations in Mexico, Peru, Argentina and Bolivia.  The Company is also advancing the La Preciosa joint-venture silver project in Mexico and the 100% owned Navidad silver project in Argentina.

Information Contact

Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

1500 - 625 Howe Street, Vancouver, BC, Canada  V6C 2T6     Tel 604-684-1175  Fax 604-684-0147